[Wachtell, Lipton, Rosen & Katz]

March 24, 2011

VIA EDGAR AND EMAIL

Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hancock Holding Company
Amendment No. 1 to Registration Statement on Form S-4
Filed March 3, 2011
and Documents Incorporated by Reference
File Nos. 333-171882
000-13089
000-01026

Dear Ms. Magnor:

Set forth below are responses of Hancock Holding Company (“Hancock”) and Whitney Holding Corporation (“Whitney”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated March 18, 2011 regarding Hancock’s Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), Hancock’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Hancock Form 10-K”), Hancock’s Definitive Proxy Statement on Schedule 14A filed February 28, 2011 (the “Hancock Proxy Statement”) and Whitney’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Whitney Form 10-K”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement on Form S-4, and we are furnishing to the Staff supplementally six courtesy copies of such Amendment No. 2 marked to show changes from the Amended Registration Statement as filed on March 3, 2011.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 24, 2011

The Staff’s comments, indicated in bold, are followed by responses on behalf of Hancock and Whitney (with respect to the Amended Registration Statement), by responses on behalf of Hancock (with respect to the Hancock Form 10-K and the Hancock Proxy Statement) and by responses on behalf of Whitney (with respect to the Whitney Form 10-K).

Amended Registration Statement on Form S-4

General

1.	We note that Whitney’s 2010 compensation information will be included in its definitive proxy statement with respect to its Annual Meeting of Shareholders and will be incorporated by reference into its Form 10-K. Please note that we may have comments on this disclosure once it has been filed.

We note the Staff’s comment. We expect that Whitney will file its definitive proxy statement or 10-K/A prior to April 30, 2011.

Prospectus cover page

2.	Revise to disclose the maximum number of shares to be issued.

In response to the Staff’s comment, we have revised the prospectus cover page of the Form S-4/A.

Selected Consolidated Historical Financial Data of Hancock, page 9

3.	Please remove reference to the historical financial statements presented as “unaudited” herein and also on page 10 in your next amendment.

In response to the Staff’s comments, we have revised pages 9 and 10 of the Form S-4/A.

The Merger

Background of the Merger, page 33

4.	We note your response to comments 14 and 36 of our letter dated February 22, 2011 and revisions made to your Form S-4/A and Whitney’s 2010 Form 10-K. Based upon your disclosures on page 33 of your Form S-4/A, it is not apparent whether Whitney has fulfilled its commitments to regulators as noted in your response to comment 36. Please amend your Form S-4/A to reconcile this inconsistency by including the information provided in response to comment 36.

The disclosure set forth on page 34 of the Form S-4/A was intended to address comment 14 of the Staff’s letter dated February 22, 2011, wherein the Staff requested that Whitney revise the Background of the Merger section to describe the commitments that Whitney made to its

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 24, 2011

regulators to improve asset quality and earnings and reduce the level of criticized and problem loans. Whitney’s annual report on Form 10-K describes these commitments, as well as other regulatory commitments, including Bank Secrecy Act compliance matters.

In response to the Staff’s comment, we have revised the disclosure on page 34 of the Form S-4/A to note that Whitney has not yet fulfilled all of its commitments to regulators.

5.	Revise the final paragraph on page 39 to further describe the cultural and social issues identified.

In response to the Staff’s comment, we have revised the disclosure on page 41 of the Form S-4/A.

Whitney’s Reasons for the Merger..., page 40

6.	We note your response to our prior comment 40 of our letter dated February 22, 2011. Please revise your disclosure to state that the board considered as a negative factor the possibility of litigation in connection with the merger.

In response to the Staff’s comment, we have revised the disclosure on page 43 of the Form S-4/A.

Change in Control Agreements, page 62

7.	Please confirm that you have filed the executive agreements for the last six people listed in the table on page 63.

Whitney has previously filed, as an exhibit to its Form 10-K, the applicable Forms of Executive Agreement and Officer Agreement that apply to the last six persons listed on the table on page 70 of the Form S-4/A. Instruction 1 to paragraph (b)(10) of Item 601 of Regulation S-K provides that a registrant need not file each individual executive officer’s agreement under compensatory plans or arrangements unless there are particular provisions in such personal agreements whose disclosure in an exhibit is necessary to an investor’s understanding of that individual’s compensation under the plan. Whitney does not believe there are particular provisions in the six individual’s agreements which would require the separate filing of each agreement.

8.	Please provide more information with respect to the perquisites represented in the far right column in the table on page 63.

In response to the Staff’s comment, we have revised the disclosure on page 70 of the Form S-4/A.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 24, 2011

Exhibits 8.1 and 8.2

9.	You are not permitted to file short-form opinions unless the prospectus states clearly that the discussion in the tax consequences section of the prospectus is counsels’ opinion. We note your disclosure on page 83 that Hancock and Whitney will deliver tax opinions to each other dated of the closing date of the merger. Please file forms of these opinions in your next amendment and please confirm that you will file the final opinions as exhibits to the prospectus in a post-effective amendment.

In response to the Staff’s comment, we have filed long-form tax opinions and have revised page 91 of the Form S-4/A. We have also filed forms of the tax opinions that Wachtell, Lipton, Rosen & Katz and Alston & Bird LLP will deliver to Hancock and Whitney, respectively, on and as of the closing date of the merger as exhibits to the Form S-4/A and confirm that we will file the executed opinions as exhibits to the Form S-4 in a post-effective amendment.

Hancock Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1 A. Risk Factors, page 13

10.	We note your response to our prior comment 22 of our letter dated February 22, 2011 and request that you please include a draft of your proposed disclosure to be made in future filings.

In response to the Staff’s comment, Hancock proposes to include the following disclosure in future filings:

We face a number of significant risks and uncertainties in connection with our operations which could materially adversely affect our business, results of operations and financial condition. The risks and uncertainties that we currently believe to be the material risks and uncertainties that we face are described below. In addition to these risks, additional risks and uncertainties not presently known to us, or risks that we currently do not consider significant, could also potentially impair, and could also have a material adverse effect on, our business, results of operations and financial condition. While we describe each risk below separately, some of these risks are interrelated and certain risks could trigger the applicability of other risks described below.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 24, 2011

Item 3. Legal Proceedings, page 22

11.	Please confirm that in management’s opinion, the pending litigation as a result of Hancock’s People’s First acquisition does not qualify as a material pending legal proceeding, and please more clearly state your determination in future filings.

In response to the Staff’s comment, Hancock confirms that in management’s opinion the pending litigation as a result of Hancock’s People’s First acquisition does not qualify as material pending litigation. In future filings, Hancock will remove the reference to that litigation or, if such litigation should become material, will more clearly state management’s determination as to the materiality of that litigation.

12.	Please tell us why you have not disclosed the pending class action lawsuit to which Hancock is a party, captioned Realistic Partners v. Whitney Holding Corporation, et al., as disclosed in the Form S-4/A.

In response to the Staff’s comment, Hancock concluded that the pending class action lawsuit does not qualify as a material pending legal proceeding. Hancock believes that the claims asserted against it are without merit and are unlikely to result in an injunction of the merger or the imposition of damages. Hancock determined to disclose this litigation in the Form S-4/A because it directly relates to the transaction that is the subject of the Form S-4/A.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Loan Portfolio, page 37

13.	Please revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to provide more disaggregation of your loan portfolio than what is currently included in your tables. Specifically, please revise to address the following:

•	Revise tables 7-10 and 12-13 to present disaggregated loan type disclosure in a consistent and comparable manner; and
•	Disclose your covered loan portfolio disaggregated by loan type similar to the loan types currently disclosed for your legacy loan portfolios.

Please also provide us with your proposed disclosures as of December 31, 2010.

Attached as Annex B are tables 7-10 and 12-13 represented as of December 31, 2010 disaggregated by loan type for legacy and covered loans in a consistent and comparable manner. The tables will be presented in this format in future filings.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 24, 2011

Table 11. Non-performing Assets, page 40

14.	As a related matter, please revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to disclose your loans accounted for on a non-accrual basis (both covered and legacy loans) and your restructured loans disaggregated by loan type. Please also reconcile your current disclosure to that table in Note 4 on page 83.

Attached as Annex C is a table that presents legacy, covered and restructured loans disaggregated by loan type and is reconciled to the table in Note 4. This table will be presented in this format in future filings.

15.	Please revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to appropriately label the second ratio as Allowance for loan losses to non-performing assets and accruing loans 90 days past due. Please also consider presenting a similar ratio excluding loans that are covered by an FDIC loss share receivable and therefore presumably do not have a material allowance for loan loss attributed to them. Please provide us with your proposed disclosure revisions as of December 31, 2010.

The non-performing assets table presented in Annex C in response to the Staff’s Comment 14 corrects the wording on the second ratio and presents a similar ratio excluding covered loans. The table will be presented in this format in future filings.

Risk Management, page 46

Allowance for Loan and Lease Losses, page 47

16.	We note your disclosure that beginning in 2011 you changed the scope of the individual impairment analysis for all commercial, commercial real estate and substandard mortgage loans from loan balances of $100 thousand or greater to $250 thousand or greater. Please tell us and revise your future filings to disclose the following:

•	The reasons for this change in the current period;
•	The amount of and types of loans greater than $100 thousand and less than $250 thousand that were previously individually reviewed for impairment,
•	Whether the loans between $100 thousand and $250 thousand that were previously individually reviewed for impairment will continue to be reviewed individually; and
•	The financial statement impact to your provision for loan losses and related allowance for loan losses as a result of this change.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 24, 2011

Based on the volume of loans between $100,000 and $250,000 and the small amount of specific reserves applied, it was decided to recommend an increase in the dollar amount for specific impairment testing for the ASC 310 from $100 million to $250 million at the end of 2010. After discussion with Hancock management and concurring recommendations from CREDCO (Management Level Credit and Policy Committee), this was approved by the Hancock Board at the Board Risk Committee meeting held on February 22, 2011. As of December 31, 2010, approximately 108 accounts would fall into the $100,000 to $249,999.99 threshold that would not be included in the ASC 310 calculation for the first quarter of 2011. The outstanding balance for these 108 loans was approximately $17.5 million in loans that carried a specific reserve of $2,493,620. The loans in this range will not be calculated for individual specific impairment in the future but will be included in the ASC 450 calculation. The breakdown of the loans, by dollar amount of exposure is as follows: Commercial Loan 53%, 1-4 Family 34% and Construction Loans of 13%. Based on the dollar amount of loans within this population as compared to the specific reserves for said loans, no substantial impact to the total reserve is anticipated. Management will consider these loans in Hancock’s qualitative risk factors going forward given the change in threshold.

17.	Please tell us and revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to disclose your accounting policy for charging-off uncollectable financing receivables by portfolio segment pursuant to ASC 310-10-50-11B(b).

It is the policy of Hancock Bank to promptly charge-off commercial and mortgage loans and, or portions of these loans and leases, when available information reasonably confirms that they are uncollectible, generally after 90 days. Prior to recognizing a loss, asset value is established by determining the value of the collateral securing the loan, the borrower’s and the guarantor’s ability and willingness to pay and the status of the account in bankruptcy court, if applicable. Direct and indirect consumer loans and lease financings are generally charged down to the fair value of the collateral less cost to sell when 120 days past due unless the loan is clearly both “well secured” and in the “process of collection.” Loans deemed uncollectible are charged off against the allowance account with subsequent recoveries added back to the allowance when collected.

In response to the Staff’s comment, Hancock will include this disclosure in future filings.

18.	Please tell us and revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to disclose your accounting policy for recognizing interest income on impaired loans, including how cash receipts are recorded by class of financing receivable pursuant to A S C 310-10-50-15(b).

For all classes of financing receivables, when accrual of interest is discontinued on impaired loans, all unpaid accrued interest is reversed and payments subsequently received are applied first to principal. Interest income is recorded after principal has been satisfied and as payments are

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 24, 2011

received. Loans are returned to accrual status when all the principal and interest contractually due are brought current and future amounts are reasonably assured.

In response to the Staff’s comment, Hancock will include this disclosure in future filings.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 113

19.	In future filings, please delete the word “sufficiently” from the statement in the second paragraph that your disclosure controls are procedures are effective.

In response to the Staff’s comment, Hancock will revise its future filings to delete the word “sufficiently” from the statement that its disclosure controls and procedures are sufficiently effective.

Internal Control Over Financial Reporting, page 113

20.	Tell us whether there were any changes in your internal control over financial reporting that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting. Confirm that you will include the disclosure required by Item 308(c) of Regulation S-K in future filings.

There were no changes in Hancock’s internal control over financial reporting at December 31, 2010 that materially affected, or were reasonable likely to materially affect, Hancock’s internal control over financial reporting.

In response to the Staff’s comment, Hancock will include this disclosure in future filings and will continue to monitor its internal controls for the impacts of future material events that could impact our internal controls over financial reporting such as the merger with Whitney.

Hancock Holding Company

Definitive Proxy Statement on Schedule 14A

Certain Transactions and Relationships, page 20

21.	Please confirm that by “other persons” in the representations included in this section, you mean “other persons not related to” Hancock. Please refer to Instruction 4(c) (ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 24, 2011

In response to the Staff’s comment, Hancock confirms that by “other persons” in the representations included in this section, it means “other persons not related to” Hancock and confirms that it will provide the correct representation in future filings.

Summary Compensation Table, page 22

22.	Please tell us why you have not included in the Bonus column the cash bonus amounts disclosed on page 16.

The bonus disclosed on page 16 of the Hancock Proxy Statement is not a discretionary bonus, but rather is a bonus award under a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. The annual incentive plan cash payments are reported in column G of the Summary Compensation Table.

23.	Please provide a breakdown of the compensation that is included in the All Other Compensation column. We note that the items listed in note 4 to the table do not reflect all compensation disclosed in this column.

“Other compensation” was disclosed in note 4 to the Hancock Proxy Statement pursuant to the instructions to Item 402(c)(2)(ix) of Regulation S-K which requires an item of “other compensation” to be identified and quantified only if its value exceeds $10,000. Perquisites and personal benefits are required to be identified by type to the extent their value exceeds $10,000, but quantified only as to those perquisites or personal benefits whose value exceeds the greater of $25,000 or 10% of the total perquisites or benefits for the officer. Therefore, Hancock does not believe further disclosure was required in the Hancock Proxy Statement. In response to the Staff’s request, attached as Annex A is a chart reflecting the breakdown of the total “other compensation” reported in the Summary Compensation Table for each of the officers.

Principal Accounting Fees, page 37

24.	In future filings, please include disclosure under the caption “Tax Fees”. Refer to Item 14(3) of Form 10-K.

In response to the Staff’s comment, Hancock will include the requested disclosure in future filings.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 24, 2011

Whitney Holding Corporation

Form 10-K for Fiscal Year ended December 31, 2010

Note 2. Summary of Significant Accounting Policies and Recent Announcements

Loans, page 77

25.	We note your response to comment 34 from our letter dated February 22, 2011 and your enhanced disclosures on page 78. Please tell us and revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to address the following:

•

Clarify when you would use an “as is” value, “upon completion” value or an “upon stabilization” value to support the valuation of the collateral clearly distinguishing between performing and non-performing (impaired) loans. Please also disclose the type of adjustments made to appraisals differentiated between each of your disposition strategies;

The type of valuation methodology used to support the value of the collateral is based on property-specific facts and circumstances, including the nature of the real estate and the disposition strategy being employed. In all cases, an “as-is” value is determined; however, other types of valuation methodologies may also be used. For example, “upon completion” value or “upon stabilization” value may be used when a borrower has funds available to complete construction of a project, whereas an “as-is” value would be used for partially developed property for which a borrower has insufficient funds to complete the project. “As-is” values are generally used for nonperforming and impaired loans. Retail value may be used for a completed single-family home, but a discounted retail valuation would be used for a multi-lot subdivision with sales extending over a period of time. Appraisals representing a bulk sale of multiple parcels or condominiums that reflect a discount may be used when individual retail sales are not anticipated in the near term.

•

We note that you currently disclose the factors you consider that may impact the value of the collateral when an updated appraisal has not been received. Please provide an enhanced discussion of your process and specific procedures performed for estimating the collateral value as of each quarter end between receipts of updated appraisals for collateral dependent loans, including any discount factors applied or adjustments made based on passage of time since the last appraisal.

While appraisals are obtained annually for problem credits, Whitney monitors factors that can impact property values until updated appraisals are received. As property values declined in recent years, especially for real estate serving as collateral for land,

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 24, 2011

land development and construction loans in some of Whitney’s market areas, appraisals have generally been discounted for impairment analysis purposes based on how recently an appraisal had been completed. Appraisals less than six months old were discounted 10%, primarily reflecting estimated selling costs. A 20% discount was applied to appraisals greater than six months old but less than one year old and discounts of 30% or more were applied to appraisals that were greater than one year old. These discounts were consistently applied to properties in Whitney’s Florida and Alabama markets, but were reduced for certain properties in other markets based on property-specific circumstances.

In response to the Staff’s comment, Whitney will include the requested information in the Allowance for Loan Losses section of the Summary of Significant Accounting Polices in its future filings.

Note 8. Credit Risk Management, Allowance for Loan Losses and Reserve for Losses on Unfunded Credit Commitments and Credit Quality Indicators, page 85

26.	Please revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to include in your table on page 89 the amount of interest income recognized on your loans individually evaluated for possible impairment loss in accordance with ASC 310-10-50-15(c)(2). Please also provide us with your proposed disclosure as of December 31, 2010.

In the paragraph introducing the table of information on loans individually evaluated for impairment on page 89 of Whitney’s 2010 Form 10-K it states, “All of the impaired loans summarized below are included in the nonperforming loan totals presented above.” The “nonperforming loan totals” referenced are the totals for loans on nonaccrual status presented on page 88 of the Form 10-K. The paragraph on page 89 of the Form 10-K that immediately follows the table of loans on nonaccrual status discusses the accounting for nonaccrual loans and states that, “Interest payments on nonaccrual loans are used to reduce the reported loan principal under the cost recovery method if the collection of the remaining principal is not reasonably assured; otherwise, such payments are recognized as interest income when received.” During 2010, Whitney applied the cost recovery method to interest payments received on all nonaccrual loans and loans individually evaluated for impairment, and, as such, no interest income was recognized on these loans.

In response to the Staff’s comment, Whitney will include a statement clarifying the amount of interest recognized on loans individually evaluated for impairment in its future filings.

27.

We note your qualitative disclosures regarding your internal risk rating system on page 90. In your future filings beginning with your Form 10-Q for the period ended March 31, 2011, please revise your table to further disaggregate your classified loans to present separately your substandard, doubtful, and loss loans by class of

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 24, 2011

financing receivables and related amounts. Please also provide us with your proposed disclosure as of December 31, 2010.

The below table disaggregates classified loans by class of financing receivables and related amounts as of December 31, 2010.

The following table summarizes C&I and CRE loans by risk rating at December 31, 2010 and 2009. Loans rated “loss” are charged off against the allowance for loan losses.

	Commercial & Industrial		Owner-occupied Real Estate		Construction, Land & Land Development		Other Commercial Real Estate
(in thousands)	2010	2009	2010	2009	2010	2009	2010	2009
Pass	$2,510,851	$2,859,213	$834,587	$959,440	$615,803	$1,160,949	$869,113	$1,050,245
Special Mention	79,432	69,601	32,211	22,567	57,980	68,380	105,544	45,116
Substandard	196,535	140,281	135,368	97,151	270,340	281,985	148,139	145,168
Doubtful	2,375	6,245	996	329	1,773	25,841	154	5,824

Total	$2,789,193	$3,075,340	$1,003,162	$1,079,487	$945,896	$1,537,155	$1,122,950	$1,246,353

In response to the Staff’s comment, Whitney will include the revised disclosure in its future filings.

28.	Please tell us and revise your future filings beginning with your Form 10-Q for the period ended March 31, 2011 to disclose your accounting policy for recognizing interest income on impaired loans, including how cash receipts are recorded by class of financing receivable pursuant to ASC 310-10-50-15(b).

The description of impaired loans in the Summary of Significant Accounting Policies note on page 77 of the Form 10-K indicates that, generally, impaired loans are accounted for on a nonaccrual basis. The accounting policy for nonaccrual loans as disclosed in the paragraph preceding the discussion of impaired loans is that interest payments on nonaccrual loans are used to reduce the reported loan principal under the cost recovery method if the collection of the remaining principal is not reasonably assured; otherwise, such payments are recognized as interest income when received. The treatment of interest payments on nonaccrual loans is consistent across classes of financing receivables. In response to the Staff’s comment, Whitney will clarify that all impaired loans are accounted for on a nonaccrual basis in future filings.

In connection with the foregoing, and with respect to the S-4/A filing and Hancock’s and Whitney’s respective filings under the Exchange Act of 1934, as amended, Hancock and Whitney respectively acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 24, 2011

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * * * *

Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1381.

Sincerely,

/s/ Nicholas G. Demmo, Esq.

Nicholas G. Demmo, Esq.

cc:	Joy Lambert Phillips, Esq., Hancock Holding Company
L. Keith Parsons, Esq., Watkins Ludlam Winter & Stennis PA
J. Andrew Gipson, Esq., Watkins Ludlam Winter & Stennis PA
Joseph S. Schwertz, Jr., Esq., Whitney Holding Corporation
Randolph A. Moore III, Esq., Alston & Bird LLP
David E. Brown, Jr., Esq., Alston & Bird LLP

Annex A

Name	Year	Auto Allowance	Aircraft Allowance	Membership Club dues	Executive Physicals	Parking Value	Total Perks	401(k)Match	Supplemental Long-Term Disability Insurance	Nonqualified Deferred Compensation (SERP, Rest Match Only)	BOLI Imputed Income	GTL Imputed Income	RSA dividends	Total Other Comp	Total Other Compensation for SCT
Carl J. Chaney, CEO and President	2010	$2,781	$2,385	$711	$2,824	$396	$9,097	$4,900	$2,582	$218,165	$53	$211	$14,055	$239,967	$249,064
John M. Hairston, CEO and Chief Operating Officer	2010	$1,298	$3,287	$401	$887	$396	$6,268	$4,900	$2,324	$200,733	$46	$449	$13,458	$221,909	$228,177
Michael M. Achary, Chief Financial Officer	2010	$4,677	$2,385	$615	-	$396	$8,073	$4,900	$2,353	$76,054	$58	$201	$5,978	$89,545	$97,617
Clifton J. Saik, Executive Wealth Management	2010	$2,594	-	$440	-	$396	$3,430	$4,900	$4,205	$121,999	$130	$767	$5,896	$137,898	$141,327
Richard T. Hill, Executive Retail Banking	2010	$903	-	-	$599	-	$1,502	$4,900	$3,318	$90,022	$91	$232	$6,049	$104,613	$106,114

Annex B

TABLE 7. Average Loans
	2010			2009			2008
	Balance	TE Yield	Mix	Balance	TE Yield	Mix	Balance	TE Yield	Mix
				(In thousands)
Commercial loans	$477,317	6.63%	9.5%	$470,254	5.24%	10.9%	$415,428	5.46%	10.7%
Commercial loans - covered	16,725	9.78%	0.4%	682	6.89%	0.0%	-	0.00%	0.0%

Total commercial loans	494,042		9.9%	470,936		10.9%	415,428		10.7%

Construction loans	490,193	6.24%	9.8%	569,530	5.03%	13.2%	572,275	5.99%	14.8%
Construction loans - covered	222,624	1.21%	4.4%	9,034	6.85%	0.2%	-	0.00%	0.0%

Total construction loans	712,817		14.2%	578,564		13.4%	572,275		14.8%

Real estate loans	1,189,659	6.33%	23.8%	1,132,971	5.63%	26.3%	995,249	6.32%	25.7%
Real estate loans - covered	179,417	3.66%	3.6%	7,329	6.84%	0.2%	-	0.00%	0.0%

Total real estate loans	1,369,076		27.4%	1,140,300		26.5%	995,249		25.7%

Mortgage loans	408,671	6.14%	8.2%	439,584	5.91%	10.2%	418,133	5.93%	10.8%
Mortgage loans - covered	325,325	3.74%	6.5%	12,239	6.62%	0.3%	-	0.00%	0.0%

Total mortgage loans	733,996		14.7%	451,823		10.5%	418,133		10.8%

Municipal loans	462,439	3.21%	9.2%	472,298	3.49%	11.0%	345,042	3.80%	8.9%
Municipal loans - covered	599	4.17%	0.1%	-	0.00%	0.0%	-	0.00%	0.0%

Total municipal loans	463,038		9.3%	472,298		11.0%	345,042		8.9%

Direct consumer and credit card loans	710,777	8.78%	14.2%	709,156	7.35%	16.5%	652,043	8.72%	16.8%
Direct consumer and credit card loans - covered	123,056	5.73%	2.5%	4,577	12.54%	0.1%	-	0.00%	0.0%

Total direct consumer and credit card loans	833,833		16.7%	713,733		16.6%	652,043		16.8%

Indirect consumer loans	343,091	6.54%	6.9%	418,665	6.76%	9.7%	412,066	6.92%	10.6%
Lease financing loans	55,860	4.32%	1.1%	63,801	4.56%	1.5%	63,672	4.71%	1.6%

Total average loans (net of unearned)	5,005,753	5.86%	100.00%	4,310,120	5.89%	100.00%	3,873,908	6.57%	100.00%

TABLE 8. Loans Outstanding by Type
	Loan Portfolio
	Years Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands)
Commercial	$524,652	$438,953	$464,965	$377,515	$362,963
Commercial - covered	34,650	13,422	-	-	-

Total commercial	559,302	452,375	464,965	377,515	362,963

Construction	495,590	560,500	585,375	571,018	486,767
Construction - covered	157,267	273,439	-	-	-

Total construction	652,857	833,939	585,375	571,018	486,767

Real estate	1,231,414	705,194	1,083,828	898,535	817,635
Real estate - covered	181,873	637,060	-	-	-

Total real estate	1,413,287	1,342,254	1,083,828	898,535	817,635

Mortgage	364,970	739,899	427,546	389,687	368,490
Mortgage-covered	293,506	-	-	-	-

Total mortgage	658,476	739,899	427,546	389,687	368,490

Municipal loans	471,057	469,545	481,410	285,166	227,123
Municipal loans - covered	540	-	-	-	-

Total municipal loans	471,597	469,545	481,410	285,166	227,123

Direct consumer and credit cards	690,153	805,174	694,281	616,480	562,500
Direct consumer and credit cards- covered	141,315	26,509	-	-	-

Total direct consumer and credit cards	831,468	831,683	694,281	616,480	562,500

Indirect	319,456	381,682	446,318	392,855	362,381
Lease financing	50,721	62,798	65,567	65,301	61,779

Net loans	$4,957,164	$5,114,175	$4,249,290	$3,596,557	$3,249,638

TABLE 9. Loans Maturities by Type
	December 31, 2010
	Maturity Range
	Within One Year	After One Through Five Years	After Five Years	Total

	(In thousands)
Commercial	$238,854	$191,477	$94,320	$524,652
Commercial - covered	15,011	15,394	4,245	34,650

Total commercial	253,865	206,871	98,565	559,302

Construction	47,915	217,280	230,396	495,590
Construction - covered	129,062	28,150	55	157,267

Total construction	176,977	245,430	230,451	652,858

Real estate	144,255	650,885	436,274	1,231,414
Real estate - covered	63,428	59,478	58,967	181,873

Total real estate	207,683	710,363	495,241	1,413,287

Mortgage	14,204	37,856	312,910	364,970
Mortgage - covered	12,350	8,579	272,577	293,506

Total mortgage	26,554	46,435	585,487	658,476

Municipal loans	55,889	99,890	315,278	471,057
Municipal loans - covered	—	193	347	540

Total municipal loans	55,889	100,083	315,625	471,597

Direct consumer and credit cards	12,861	52,579	624,713	690,153
Direct consumer and credit cards - covered	49,807	59,706	31,802	141,315

Total direct consumer and credit cards	62,668	112,285	656,515	831,468

Indirect	14,380	191,967	113,109	319,456
Lease financing	16,907	16,907	16,907	50,721

Total loans	$814,923	$1,630,341	$2,511,900	$4,957,164

TABLE 10. Loans Sensitivity to Changes in Interest Rates
	December 31,
	2010
	(In thousands)
	Fixed rate	Floating rate	Total
Commercial maturing after one year	$182,631	$103,167	$285,798
Commercial maturing after one year - covered	7,502	12,137	19,639

Total commercial maturing after one year	190,132	115,305	305,437

Construction maturing after one year	369,376	78,300	447,676
Construction maturing after one year - covered	5,059	23,146	28,205

Total construction maturing after one year	374,435	101,446	475,881

Real estate maturing after one year	825,558	261,600	1,087,158
Real estate maturing after one year - covered	36,831	81,615	118,446

Total real estate maturing after one year	862,389	343,215	1,205,604

Mortgage maturing after one year	307,002	43,764	350,766
Mortgage maturing after one year - covered	73,229	207,927	281,156

Total mortgage maturing after one year	380,231	251,691	631,922

Municipal loans maturing after one year	399,700	15,468	415,168
Municipal loans maturing after one year - covered	540	-	540

Total municipal loans	400,240	15,468	415,708

Direct consumer and credit cards maturing after one year	53,361	623,931	677,292
Direct consumer and credit cards maturing after one year - covered	23,758	67,750	91,508

Total direct consumer and credit cards maturing after one year	77,119	691,681	768,800

Indirect maturing after one year	305,076	-	305,076
Lease financing maturing after one year	33,814	-	33,814

Total	$2,623,437	$1,518,805	$4,142,242

TABLE 12. Summary of Activity in the Allowance for Loan Losses
	At and For The Years Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands)

Net loans outstanding at end of period	$4,957,164	$5,114,175	$4,249,290	$3,596,557	$3,249,638

Average net loans outstanding	$5,005,753	$4,310,120	$3,873,908	$3,428,009	$3,062,222

Balance of allowance for loan losses at beginning of period	$66,050	$61,725	$47,123	$46,772	$74,558

Loans charged-off:
Commercial	39,247	36,882	12,974	2,597	3,676
Construction	-	-	-	-	-
Real estate	2,176	1,470	471	129	-
Mortgage	4,615	3,670	1,360	530	758
Municipal	-	-	-	-	-
Consumer, credit cards and other revolving credit	8,760	7,878	8,042	6,727	10,366
Indirect consumer	3,322	4,985	4,538	4,303	4,346
Lease financing	146	30	22	166	369

Total charge-offs	58,266	54,915	27,407	14,452	19,515

Recoveries of loans previously charged-off:
Commercial	3,491	766	1,036	2,774	4,729
Construction	-	-	-	-	-
Real estate	69	48	30	33	-
Mortgage	740	241	162	188	263
Municipal	-	-	-	-	-
Consumer, credit cards and other revolving credit	2,129	2,393	3,003	3,193	6,590
Indirect consumer	1,155	1,201	993	979	899
Lease financing	-	1	-	43	10

Total recoveries	7,584	4,650	5,224	7,210	12,491

Net charge-offs	50,682	50,265	22,183	7,242	7,024
Provision for (reversal of) loan losses, net (a)	65,991	54,590	36,785	7,593	(20,762)
Increase in indemnification asset (a)	638	-	-	-	-

Balance of allowance for loan losses at end of period	$81,997	$66,050	$61,725	$47,123	$46,772

Ratios
Gross charge-offs to average loans	1.16%	1.27%	0.71%	0.42%	0.64%
Recoveries to average loans	0.15%	0.11%	0.13%	0.21%	0.41%
Net charge-offs to average loans	1.01%	1.17%	0.57%	0.21%	0.23%
Allowance for loan losses to year end loans	1.65%	1.29%	1.45%	1.31%	1.44%
Net charge-offs to period-end net loans	1.02%	0.98%	0.52%	0.20%	0.22%
Allowance for loan losses to average net loans	1.64%	1.53%	1.59%	1.37%	1.53%
Net charge-offs to loan loss allowance	61.81%	76.10%	35.94%	15.37%	15.02%

(a)	The provision for loan losses is shown “net” after coverage provided by FDIC loss share agreements on covered loans. This results in an increase in the indemnification asset, which is the difference between the provision for loan losses on covered loans of $672, and the impairment ($34) on those covered loans.

TABLE 13. Allocation of Loan Loss by Category
	For Years Ended December 31,
	2010		2009		2008		2007		2006
	Allowance for Loan Losses (1)	% of Loans to Total Loans (2)	Allowance for Loan Losses (1)	% of Loans to Total Loans (2)	Allowance for Loan Losses (1)	% of Loans to Total Loans (2)	Allowance for Loan Losses (1)	% of Loans to Total Loans (2)	Allowance for Loan Losses (1)	% of Loans to Total Loans (2)
	(In thousands)

Commercial	$52,720	62.48	$42,164	60.82	$36,000	61.56	$26,992	59.29	$27,973	58.30
Construction	-	-	-	-	-	-	-	-	-	-
Real estate	-	-	-	-	-	-	-	-	-	-
Mortgage	4,626	13.31	4,782	14.47	5,315	10.06	1,998	10.83	2,644	11.34
Municipal	-	-	-	-	-	-	-	-	-	-
Consumer and other revolving credit	16,767	16.75	14,412	16.02	13,272	16.34	11,029	17.14	8,235	17.31
Indirect consumer	3,745	6.44	4,373	7.46	5,791	10.50	5,081	10.92	5,047	11.15
Lease financing	(26)	1.02	352	1.23	448	1.54	555	1.82	999	1.90
Unallocated	4,165	-	(33)	-	899	-	1,468	-	1,874	-

	$81,997	100.00	$66,050	100.00	$61,725	100.00	$47,123	100.00	$46,772	100.00

(1)	Loans used in the calculation of “allowance for loan losses” are grouped according to loan purpose.
(2)	Loans used in the calculation of “% of loans to total loans” are grouped by collateral type.

Annex C

TABLE 11. Non-performing Assets
	December 31,
	2010	2009	2008	2007	2006
	(In thousands)
Loans accounted for on a non-accrual basis:
Commercial loans	$42,077	$12,715	$25,510	$11,971	$2,178
Commercial loans - covered	41,917	34,024	-	-	-
Construction loans	-	-	-	-	-
Construction loans - covered	-	-	-	-	-
Real estate loans	-	-	-	-	-
Real estate loans - covered	-	-	-	-	-
Mortgage loans	18,290	12,032	4,466	1,096	1,271
Mortgage loans - covered	3,199	20,261	-	-	-
Municipal loans	-	-	-	-	-
Municipal loans - covered	-	-	-	-	-
Direct consumer and credit card loans	6,621	6,231	-	-	51
Direct consumer and credit card loans - covered	170	1,292	-	-	-
Indirect consumer loans	-	-	-	-	-
Lease financing loans	-	-	-	-	-

Total non-accrual loans	112,274	86,555	29,976	13,067	3,500

Restructured loans:
Commercial loans	12,641	-	-	-	-
Foreclosed assets	17,595	14,336	5,360	2,297	681
Foreclosed assets - covered	15,682	-	-	-	-

Total non-performing assets	$158,192	$100,891	$35,336	$15,364	$4,181

Loans 90 days past due still accruing	$1,492	$11,647	$11,005	$4,154	$2,552

Ratios
Non-performing assets to loans plus other real estate	3.17%	1.97%	0.83%	0.43%	0.13%
Allowance for loan losses to non-performing assets and accruing loans 90 days past due	51.35%	58.69%	133.16%	241.43%	694.67%
Allowance for loan losses to non-performingassets and accruing loans 90 days past due, excluding covered loans	83.06%	115.96%	133.16%	241.43%	694.67%
Loans 90 days past due still accruing to loans	0.03%	0.23%	0.26%	0.11%	0.08%